UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

As scheduled, Kornit Digital Ltd. (the “Company” or “Kornit”) held its 2024 annual general meeting of shareholders (the “Annual Meeting”) at 3:00 p.m., Israel time, on August 29, 2024, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. At the Annual Meeting, the Company’s shareholders voted on two proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 24, 2024.

Based on the presence in person or by proxy at the Annual Meeting of 32,171,581, or 67.66%, of the Company’s 47,551,899 outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), as of the July 23, 2024 record date for the Annual Meeting, constituting more than the minimum percentage of outstanding shares (25%) required for a quorum under the Company’s Articles of Association, as amended (the “Articles”), each of the following two proposals (and, as applicable, sub-proposals thereof) was approved by the requisite majority of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Articles, based on the tallies of votes specified below:

(1)	Re-election of each of Yuval Cohen, Stephen Nigro and Ronen Samuel for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2027 and until his successor is duly elected and qualified (majority needed for election of each director nominee: ordinary majority of votes cast, excluding abstentions):

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Yuval Cohen	30,059,707	2,088,190	23,684
Stephen Nigro	31,167,833	980,053	23,695
Ronen Samuel	29,096,296	3,051,589	23,695

(2)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and the additional period until the Company’s 2025 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation (majority needed for approval: ordinary majority of votes cast, excluding abstentions):

Votes in Favor	Votes Against	Abstentions
31,911,680.	7,339	252,562

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Proxy Statement and into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749 and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 9, 2024	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

2